EXHIBIT 4.15

PROMISSORY NOTE AND SECURITY AGREEMENT

Amount:                                    New York, New York
$2,154,351,378.00                                     February 12, 2018

FOR VALUE RECEIVED, the undersigned, Ambac Assurance Corporation, a Wisconsin-domiciled insurance company (the “Ambac Note Issuer”), hereby promises to pay to Ambac LSNI, LLC, a Cayman Islands limited liability company (together with its successors or assigns, the “Holder”), Two Billion One Hundred Fifty-Four Million Three Hundred Fifty-One Thousand Three Hundred Seventy-Eight Dollars ($2,154,351,378.00), together with interest, as described below. Reference is made herein to that certain Indenture (the “Secured Notes Indenture”), dated as of the date hereof (the “Issue Date”), by and between the Holder, as issuer and The Bank of New York Mellon, as Trustee and Note Collateral Agent (the “Note Collateral Agent”); capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Secured Notes Indenture on the Issue Date.

1.
Payment of Interest; Maturity. Interest on this promissory note (this “Note”) will accrue from the Issue Date at a rate per annum equal to the LIBOR Rate (as defined below) plus 5.00%, and shall be payable in cash on the last day of each calendar quarter of each year (each such quarter, an “Interest Period” and each such date, a “Interest Payment Date”) until the earlier of (x) February 12, 2023 and (y) provided that the Secured Notes are still outstanding, the date that is five Business Days prior to the date which the Office of the Commissioner of Insurance of the State of Wisconsin has approved for the repayment of all of the outstanding principal amount of all Surplus Notes issued by the Ambac Note Issuer (the “Maturity Date”); provided that the first Interest Payment Date shall be June 30, 2018, and the first Interest Period shall commence on the date first written above and end on June 30, 2018. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months. All outstanding principal hereunder and all accrued but unpaid interest thereon will be due and payable on the Maturity Date.

“LIBOR Rate” has the meaning given to such term in the Secured Notes Indenture.

2.
Optional Payment Date. This Note may be redeemed, in whole or in part, at the option of the Ambac Note Issuer in its sole discretion, on any Interest Payment Date, without penalty or premium. Such redemption shall be (i) accompanied by a payment of all regularly scheduled interest accrued and unpaid due on this Note to, but not including, the applicable Secured Notes Redemption Date, (ii) applied to principal on this Note on the Secured Notes Redemption Date arising as a result of the redemption of this Note, and (iii) funded in immediately available funds directly into the Ambac Note Proceeds Collateral Account.

“Secured Notes Redemption Date” means, with respect to any redemption of the Secured Notes resulting from an optional payment or a mandatory prepayment of this Note, the date of redemption of such Secured Notes that will be specified in the notice of redemption delivered in connection therewith in accordance with the Secured Notes Indenture.

3.
Mandatory Redemption. Promptly, and in any event within four Business Days after the receipt (whether directly or indirectly) of any Tier I Net Proceeds, the Ambac Note Issuer shall (i) apply an amount (the “Mandatory Redemption Amount”) equal to the lesser of (a) the amount of such Tier I Net Proceeds and (b) all outstanding principal and accrued and unpaid interest on this Note to redeem this Note, in whole or in part, as applicable and (ii) fund such Mandatory Redemption Amount directly into the Ambac Note Proceeds Collateral Account; provided, that any non-cash Tier I Net Proceeds shall be deemed to be received upon the determination of the Fair Market Value of such non-cash Tier I Net Proceeds by the Appraiser. Such redemption shall be applied, on the Secured Notes Redemption Date arising as a result of such redemption of this Note, to the maximum amount of principal on this Note that can be repaid with such Mandatory Redemption Amount, along with, and taking into account, any accrued but unpaid interest on such principal to but excluding the applicable Secured Notes Redemption Date at the time of such payment.

4.
Deemed Redemption. If any outstanding principal on any of the Secured Notes are repaid or redeemed from any source (including, without limitation, the Secured Notes Policy), other than from proceeds of this Note, the principal balance of this Note shall be deemed to be repaid in amount equal to such payment and the outstanding principal balance of this Note shall be correspondingly reduced.

5.
Expenses; Indemnity. The Ambac Note Issuer agrees to (a) pay all reasonable, out-of-pocket expenses incurred by the Holder (including, without limitation, the reasonable fees, charges and disbursements of counsel for the Holder) in connection with this Note, the Secured Notes Indenture, or the Secured Notes Policy (including the payment of any premium in respect thereof), any amendment, modification or waiver hereof or thereof, and any exercise of remedies or enforcement or preservation of rights hereunder or thereunder and (b) to pay, indemnify or reimburse the Holder for, and hold the Holder harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Note (other than those resulting from the gross negligence or willful misconduct of the Holder).

6.
Grant of Security Interest. The Ambac Note Issuer hereby grants the Holder a security interest in all of the Collateral of the Ambac Note Issuer (whether now owned or hereafter acquired) as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity or otherwise) of the obligations of the Ambac Note Issuer hereunder.

“Collateral” means the following property (wherever located) now owned or at any time hereafter acquired by the Ambac Note Issuer or in which the Ambac Note Issuer now has or at any time in the future may acquire any right, title or interest:
(a) the right to receive Tier I Net Proceeds,
(b) the Tier I Proceeds Collateral Account,
(c) the Pledged Securities (and any Replacement Investments), and
(d) to the extent not otherwise included, all proceeds (as such term is defined in Section 9-102(a)(64) of the Uniform Commercial Code) and products of any of the foregoing.
“Appraiser” means, with respect to the determination of the Fair Market Value of any Tier I Net Proceeds not consisting of cash, any of (i) FTI Consulting, (ii) Duff & Phelps, (iii) Goldin Associates, (iv) Alvarez & Marsal, (v) Guggenheim Partners, (vi) BlackRock, (vii) Credit Suisse Group, (xiii) Goldman Sachs, (ix) Lazard, (x) Centerview Partners, or (xi) any of their respective successors selected by the Ambac Note Issuer to act as the appraiser in making such determination so long as such Person is an independent third party with respect to the Ambac Note Issuer, the Person(s) paying such Tier I Net Proceeds and their respective Affiliates; provided that if at the time an appraisal is required by the terms of the Secured

Notes Indenture, none of the foregoing entities remains (x) in existence or (y) an independent third party with respect to the Ambac Note Issuer, the Person(s) paying such Tier I Net Proceeds and their respective Affiliates, “Appraiser” shall mean any nationally recognized investment bank, appraiser or accounting firm selected by the Ambac Note Issuer to act as the appraiser in making such determination so long as such Person is an independent third party with respect to the Ambac Note Issuer, the Person(s) paying such Tier I Net Proceeds and their respective Affiliates. For purposes of determining whether any Person is “independent” for purposes of this definition, no such Person shall fail to be independent solely by reason of its ownership of any Secured Note or beneficial interests therein.
“Eligible Investment” means (a) United States dollars, money market funds, and overnight deposits, (b) United States government obligations and other obligations which are directly guaranteed or insured by the United States government, (c) obligations of entities sponsored by, but not directly guaranteed or insured by, the United States, (d) corporate obligations (including securities issued under SEC Rule 144(a)) issued by United States domiciled legal entities and rated BBB- or higher by S&P Global Ratings (“S&P”) or Baa3 or higher by Moody’s Investor Service (“Moody’s”) or an equivalent rating by any successor to S&P or Moody’s, and (e) residential mortgage-backed or asset-backed securities which are (i) rated BBB- or higher by S&P or Baa3 or higher by Moody’s or an equivalent rating by any successor to S&P or Moody’s or (ii) insured by the Ambac Note Issuer.
“Fair Market Value” means the fair market value with respect to any Tier I Net Proceeds not consisting of cash as determined by an Appraiser in a written appraisal that is addressed to the Ambac Note Issuer or the Board of Directors of the Ambac Note Issuer.
“Permitted Liens” means (a) Liens securing the obligations under this Note, (b) Liens for taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the Ambac Note Issuer in accordance with GAAP, as applicable, (c) statutory Liens of landlords, (d) Liens arising by operation of law in favor of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice in respect of obligations, (e) Liens arising by operation of law in favor of the Ambac Note Issuer’s attorneys, which the Ambac Note Issuer is undertaking in good faith to discharge and (f) Liens arising from the “control” (within the meaning of the Uniform Commercial Code) of the Tier I Proceeds Collateral Account by the Note Collateral Agent.
“Pledged Securities” means Eligible Investments which have an aggregate fair market value within five Business Days of the Issue Date of at least $350,000,000; provided, that the fair market value of securities described by clause (e)(ii) of the definition of Eligible Investment shall be determined by the price quoted by International Data Corporation’s (“IDC”) pricing service (or, if such service is unavailable, by such other unaffiliated third-party service provider as the Ambac Note Issuer shall reasonably select); provided, further, that Pledged Securities shall not include any consideration received in respect of Eligible Investments pursuant to the Plan Amendment (including any Secured Notes received by the Ambac Note Issuer) (any such Eligible Investments whose holders receive such consideration, “Plan Securities”) and the fair market value of such Plan Securities on the Issue Date shall be calculated net of any such consideration by subtracting the Pledged Securities Adjustment from the IDC quoted price of such Plan Securities.
“Pledged Securities Adjustment” means, at any date of determination for any Plan Security, an amount equal to (a) the Pre-Record Date Deferred Amount (as defined in the Plan Amendment) for such Plan Security multiplied by (b) the Surplus Note Price divided by the Surplus Note Accreted Amount.

“Replacement Investments” any Eligible Investment other than investments that meet the definition in clause (e)(ii) of the definition of Eligible Investment.
“RMBS Litigation” means those certain lawsuits to which the Ambac Note Issuer and/or the Segregated Account are parties involving residential mortgage backed securities transactions insured by policies allocated to the Segregated Account, captioned: Ambac Assurance Corp. et al. v. Countrywide Home Loans, Inc. et al., Index No. 651612/2010 (N.Y. Sup. Ct. N.Y. Cnty.) (Bransten, J.); Ambac Assurance Corp. et al. v. First Franklin Fin. Corp. et al., Index No. 651217/2012 (N.Y. Sup. Ct. N.Y., Cnty.) (Sherwood, J.); Ambac Assurance Corp. et al., v. Nomura Credit & Capital, Inc. et al., Index No. 651359/2013 (N.Y. Sup. Ct. N.Y., Cnty.) (Friedman, J.); Ambac Assurance Corp. et al. v. Countrywide Home Loans, Inc. et al., Index No. 653979/2014 (N.Y. Sup. Ct. N.Y. Cnty.) (Friedman, J.); Ambac Assurance Corp. et al. v. Countrywide Home Loans, Inc., No. 14 CV 3511 (Wis. Cir. Ct. Dane Cnty.) (Anderson, J.); and Ambac Assurance Corp. et al. v. Countrywide Home Loans, Inc., Index No. 652321/2015 (N.Y. Sup. Ct. N.Y. Cnty.) (Friedman, J.); and any successor proceeding against the same parties (or any of their successors) with respect to substantially the same claims.
“Surplus Note Accreted Amount” means, at any date of determination, an amount equal to:
(a) 100 multiplied by
(b) 1.051 raised to the seventh power multiplied by
(c) (1) 1 plus (2) (y) .051 multiplied by (z) (i) the number of days elapsed (on the basis of a 360-day year of twelve 30-day months) since the most recent June 7th on such date of determination divided by (ii) 360.
“Surplus Note Price” means, at any date of determination is the “Last” price at which the Surplus Notes have traded with a minimum size of $500,000 as reported by Bloomberg function “TDH” corresponding to such CUSIP on the close of business on the immediately preceding Business Day on which the Surplus Notes have so traded.
“Surplus Notes” means the 5.1% Surplus Notes issued on June 7, 2010 issued by the Ambac Note Issuer (CUSIP # 023138AA8).
“Tier I Net Proceeds” means any Total Proceeds received by, or on behalf of, the Ambac Note Issuer with an aggregate dollar value since the Issue Date of less than or equal to $1,400,000,000.
“Tier I Proceeds Collateral Account” means one or more segregated securities accounts established in the name of, and maintained by, the Ambac Note Issuer, which shall be established with the Note Collateral Agent and subject to a control agreement or control agreements in form and substance reasonably satisfactory to the Note Collateral Agent which perfect the security interest granted to the Holder and which provide that for purposes of Articles 8 and 9 of the Uniform Commercial Code the securities intermediary’s jurisdiction, and the choice of law for purposes of the Hague Securities Convention, is the State of New York.
“Total Proceeds” means any proceeds of any of the RMBS Litigation received by, or on behalf of, the Ambac Note Issuer pursuant to any final and non-appealable judgment, settlement or other arrangement by the Ambac Note Issuer at any time or from time to time while this Note is outstanding. For all purposes under this Note, the dollar value of Total Proceeds shall be calculated as follows: (a) the dollar amount of proceeds received directly by the Ambac Note Issuer in cash will be deemed to equal the amount of such cash, (b) the dollar amount of any non-cash proceeds received directly by the Ambac Note Issuer shall be deemed to equal the Fair Market Value of such non-cash proceeds, and (c) the dollar amount of any cash or non-cash proceeds received by others for the benefit, in whole or in part, of the Ambac Note Issuer will be deemed to equal the Fair Market Value to the Ambac Note Issuer of such proceeds, in each case less all amounts paid or payable to reinsurers in connection with the receipt any such Total Proceeds.

7.	Covenants.

a.	The Ambac Note Issuer shall:

A.	maintain in the United States one or more offices or agencies where this Note may be presented or surrendered for payment;

B.
direct any defendant in the RMBS Litigation to pay any cash Tier I Net Proceeds directly into the Tier I Proceeds Collateral Account; provided that the failure on the part of any such defendant to so pay shall not constitute a Default hereunder;

C.	pursue the RMBS Litigation, in good faith, and in a manner consistent with a plaintiff acting solely on its own account;

D.
use commercially reasonable efforts to maintain the security interest created by this Note in the Collateral as a perfected security interest as and to the extent described herein for the purpose of obtaining or preserving the full benefits of this Note and of the rights and powers herein granted by the Ambac Note Issuer;

E.
use commercially reasonable efforts to take any and all actions reasonably necessary or required or requested by the Holder (in each case at the sole expense of the Ambac Note Issuer), so as at all times to maintain the validity, perfection, enforceability and priority of the security interest in and Lien on the Collateral granted to the Holder in this Note or to enable the Holder to protect, exercise or enforce its rights hereunder and in the Collateral, including (i) immediately discharging all Liens on the Collateral, other than Permitted Liens, (ii) filing any financing and continuation statements or similar documents, and (iii) promptly executing and delivering control agreements relating to the creation, validity, perfection, maintenance or continuation of the Holder’s security interest in and Lien on the Collateral; provided that, notwithstanding any other provision of this Note, the Ambac Note Issuer will not be required (x) to take any action in any Foreign Jurisdiction, or required by the laws of any such Foreign Jurisdiction, or to enter into any security agreement or pledge agreement governed by the laws of any such Foreign Jurisdiction, in order to create any security interests (or other Liens) in Collateral located or titled in such Foreign Jurisdiction, or in order to perfect any security interests (or other Liens) in any such Collateral, other than in each case, Collateral consisting of the Tier I Proceeds Collateral Account or the Pledged Securities if such Collateral consisting of the Tier I Proceeds Collateral Account or the Pledged Securities is located in a Foreign Jurisdiction or (y) to deliver control agreements with respect to, or confer perfection by “control” over, any deposit accounts, bank or securities account or other Collateral, other than with respect to the Tier I Proceeds Collateral Account or any deposit, bank or securities account in which the Pledged Securities may be held;

F.
give prompt written notice to the Holder of any change in its name or location (as determined by Section 9-307 of the Uniform Commercial Code) (whether by merger or otherwise) (and in any event within 30 days of such change); provided that, promptly thereafter, the Ambac Note Issuer shall deliver to the Holder copies (or other evidence of filing) of all additional filed financing statements and other documents reasonably necessary to maintain the validity, perfection and priority of the security interests created hereunder and other documents reasonably requested by the Holder to maintain the validity, perfection and priority of the security interests as and to the extent provided for herein;

G.
if the Ambac Notes Issuer receives any Tier I Net Proceeds that are not in the form of cash, use its commercially reasonable efforts to promptly obtain an appraisal from an Appraiser setting forth the Fair Market Value of such non-cash Tier I Net Proceeds;

H.	take any and all actions necessary to maintain the senior unsubordinated status of the obligations of the Ambac Note Issuer under this Note in relation to any of its subordinated Indebtedness; and

I.	establish and maintain the Tier I Proceeds Collateral Account in the State of New York and, on or prior to the Issue Date, deposit the Pledged Securities therein.

“Foreign Jurisdiction” means a jurisdiction other than the United States of America or any other jurisdiction in which the Company is organized, incorporated, formed, registered or domiciled.

b.	The Ambac Note Issuer shall not:
A.sell, transfer, assign, withdraw or otherwise dispose of any assets funded in the Tier I Proceeds Collateral Account, except (i) any consideration received in respect of Eligible Investments pursuant to the Plan Amendment (including any Secured Notes received by the Ambac Note Issuer), (ii) to pay obligations hereunder, (iii) in any transaction (including a swap for other assets owned by the Ambac Note Issuer) where the proceeds of such transaction are (x) promptly deposited in the Tier I Proceeds Collateral Account and remain subject to the Liens securing this Note, (y) have a fair market value no less than the assets so withdrawn, sold, transferred, assigned or otherwise disposed of, and (z) are retained in cash or invested in assets that meet the definition of Replacement Investments, or (iv) in any withdrawal or transfer pursuant to Section 8; amounts withdrawn, sold, transferred, assigned, or otherwise disposed of pursuant to the foregoing clauses (i), (ii) and (iii) shall, automatically and without further action on the part of the Holder or the Ambac Note Issuer, be released of any and all liens in respect of this Note; provided that notwithstanding anything to the contrary in this Note, (a) proceeds from the sale or other disposition of any Pledged Securities or Replacement Investments (other than in respect of accrued interest) and (b) payments on Pledged Securities or Replacement Investments (other than interest income or in respect of accrued interest thereon), in each case, shall not be applied to the payment of interest on this Note.
B.sell, transfer or assign (x) the right to receive Tier I Net Proceeds (except in connection with contingency fee arrangements with counsel) or (y) the Tier I Proceeds Collateral Account;

C.liquidate, wind-up, or merge into, or consolidate with, any Person unless such Person expressly assumes all obligations under this Note simultaneously with the consummation of such merger or consolidation; or
D.create or suffer to exist any Lien on or over its assets that constitute Collateral, except Permitted Liens.

8.	Applicable Interest Payments. It is understood and agreed that, if

a.	the Ambac Note Issuer shall have made a payment of any interest on this Note (such payment, a “General Account Payment”) from a source other than
A.interest income or accrued interest received in respect of Pledged Securities or Replacement Investments or
B.interest on the AAC Secured Notes, and

b.
on the date of such General Account Payment, immediately after giving effect thereto, there were funds on deposit in the Tier I Proceeds Collateral Account that have not subsequently been withdrawn consisting of interest income or accrued interest on any Pledged Securities or Replacement Investments (“Available Interest Proceeds”),

then, the Ambac Note Issuer may withdraw from the Tier I Proceeds Collateral Account an amount equal to the lesser of:

A.	such Available Interest Proceeds and

B.
such General Account Payment, less amounts withdrawn or that are intended to be withdrawn from the Principal Proceeds Collateral Account (as defined in the AAC Pledge Agreement) in respect of such General Account Payment pursuant to Section 4.1.2 of the AAC Pledge Agreement, which such withdrawn amount shall be for the sole benefit of the Ambac Note Issuer and shall be automatically released from all liens securing this Note.

9.	Default. An “Event of Default” means the occurrence of the following, which shall continue until cured (if such default is capable of cure):
A.the Ambac Note Issuer fails to pay principal (other than at the Maturity Date) when due; provided that in the case of a failure to pay principal (other than at the Maturity Date) when due as a result of an administrative or technical error or omission such failure continues for three business days;
B.the Ambac Note Issuer fails to pay interest or other amounts (other than principal) due hereunder, in each case within three business days after such interest or other amount is due and unpaid;
C.the Ambac Note Issuer fails to pay principal at the Maturity Date;

D.the taking of the following actions by the Ambac Note Issuer pursuant to or within the meaning of any Bankruptcy Law (i) the commencement of a voluntary case, (ii) the consent to the entry of an order for relief against it in an involuntary case, (iii) the consent to the appointment of a Custodian of it or for any substantial part of its property or (iv) the making of a general assignment for the benefit of its creditors; or
E.a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Ambac Note Issuer in an involuntary case, (ii) appoints a Custodian of the Ambac Note Issuer or for any substantial part of its property, or (iii) orders the winding up or liquidation of the Ambac Note Issuer, in each case if such order or decree remains unstayed and in effect for 60 days.
“Bankruptcy Law” means Title 11, United States Code, or any similar federal, state or foreign law for the relief of debtors, including any state law governed insurance rehabilitation proceeding.
“Custodian” means any receiver, trustee, assignee, liquidator, rehabilitator, custodian or similar official under any Bankruptcy Law.

10.
Remedies. Subject to Section 16, if an Event of Default shall occur and be continuing, the Holder may (but shall not be obligated to) exercise, in addition to all other rights and remedies granted to it in this Note to the extent permitted by applicable law, all rights and remedies of a secured party under the Uniform Commercial Code (whether or not the Uniform Commercial Code applies to the affected Collateral) and under any other applicable law and in equity. Without limiting the generality of the foregoing, to the extent permitted by applicable law and not prohibited by Sections 14 or 16, the Holder, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Ambac Note Issuer or any other person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances (but shall not be obligated to), forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith, subject to any existing reserved rights or licenses, sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Holder or any other secured party or elsewhere upon such terms and conditions as it may reasonably deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. To the extent permitted by law and not prohibited by Sections 14 or 16, the Holder or any other secured party shall have the right, upon any such sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Ambac Note Issuer, which right or equity is hereby waived and released. The Ambac Note Issuer further agrees, at the Note Collateral Agent’s request, to assemble the Collateral and make it available to the Holder at places which the Holder shall reasonably select, whether at the Ambac Note Issuer’s premises or elsewhere. The Holder shall apply the net proceeds of any action taken by it pursuant to this section, after deducting all reasonable and documented out-of-pocket costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Holder, including reasonable attorneys’ fees and disbursements, to the payment of the obligations of the Ambac Note Issuer then due and owing under this Note, and only after the payment by the Holder of any other amount required by any provision of law, including Section 9-615(a)(3) of the Uniform Commercial Code, need the Holder account for the surplus, if any, to the Ambac Note Issuer. To the extent permitted by applicable law, (i) the Ambac Note Issuer waives all claims, damages and demands it may acquire against the Holder or any other secured party arising out of the repossession, retention or sale of the Collateral, other than any such claims, damages and demands that may arise from the breach of the terms of this Note or the gross negligence or willful misconduct of the Holder, and (ii) if any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition. For the avoidance of doubt, nothing in this Section 10 shall grant or entitle the Trustee under the Secured Notes Indenture, the Note Collateral Agent under the Secured Notes Indenture, or the holders of Secured Notes or a beneficial interest therein to any rights to control the RMBS Litigation, take ownership of the RMBS Litigation, accelerate this Note, or sell, transfer or assign this Note. Notwithstanding anything to the contrary in this Note, the Holder shall not pursue any remedy against or with respect to any Pledged Securities, Replacement Investments, or proceeds thereof (other than interest income thereon) for the purpose of making any payment of interest on this Note, unless acting with the prior written approval of holders of a majority in aggregate principal amount of Secured Notes then Outstanding.

11.	Amendment, Supplement or Waiver.

(a)
The Ambac Note Issuer and the Holder may amend or supplement this Note and the Holder may waive any existing default or Event of Default or noncompliance by the Ambac Note Issuer with any provision of this Note, in each case, in writing; provided that any such amendment, supplement or waiver will only be effective if the Note Collateral Agent (acting on behalf of holders of Secured Notes (“Secured Noteholders”) holding no less than 66⅔% in aggregate principal amount of Secured Notes then Outstanding) shall have provided a written consent thereto; provided, further, that the consent of the Note Collateral Agent (acting on behalf of each affected Secured Noteholder) shall be required for any amendment, supplement or waiver that:

A.reduces the rate of or extend the time for payment of interest on this Note;
B.reduces the principal of or extend the Maturity Date of this Note;
C.modifies the terms of Section 3 hereof;
D.makes this Note payable in money other than that stated in this Note; or
E.modifies the terms of this Section 11.
Notwithstanding anything to the contrary in the foregoing, without the consent of the Note Collateral Agent acting on behalf of holders of Secured Notes holding at least 80.0% in principal amount of Secured Notes then Outstanding (including through consents obtained in connection with a tender offer or exchange offer for Secured Notes), no amendment, supplement or waiver may make any change to this Note that would (1) release all or substantially all of the Collateral from the Liens granted hereby, (2) change or alter the priority of the security interests in the Collateral in any manner adverse to the Secured Noteholders in any material respect, or (3) otherwise modify any provisions herein dealing with the Collateral that would adversely affect the Secured Noteholders in any material respect, in each case, other than in accordance with the terms hereof.

(b)	Any amendments, supplements or waivers in respect of this Note that have not been effected in accordance with Section 11.A shall be void ab initio.

(c)	The Trustee under the Secured Notes, the Note Collateral Agent under the Secured Notes, and the holders of Secured Notes are third-party beneficiaries of this Section 11.

12.
Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of New York. Ambac Note Issuer and the Holder each agree to submit to the exclusive jurisdiction of any United States federal or state court located in the borough of Manhattan, in the city of New York in any action or proceeding arising out of or relating to this Note. EACH OF THE AMBAC NOTE ISSUER AND THE HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTION CONTEMPLATED HEREBY.

13.
Severability. If any provision of this Note or the application thereof to any party or circumstance is held invalid or unenforceable, the remainder of this Note and the application of such provision to other parties or circumstances shall not be affected thereby, the provisions of this Note being severable in any such instance.

14.
Successors. It is agreed and acknowledged that the Holder is granting a security interest in this Note and the rights hereunder (including the Tier I Proceeds Collateral Account) to the Note Collateral Agent for the benefit of the Secured Parties to secure the obligations of the Holder under the Secured Notes Indenture and the Secured Notes. The Ambac Note Issuer agrees for the benefit of the Note Collateral Agent and the Secured Parties that it will not grant “control” within the meaning of Articles 8 and 9 of the Uniform Commercial Code to anyone other than the Holder or the Note Collateral Agent and any such grant to anyone other than the Holder or the Note Collateral Agent shall be void ab initio. If an Ambac Event of Default under the Secured Notes Indenture has occurred and is continuing, the Note Collateral Agent under the Secured Notes Indenture may, but is not obligated to, exercise all rights of the Holder hereunder on behalf of the holders of the Secured Notes (with any proceeds resulting from such exercise or otherwise being applied as set forth in the Collateral Agreement); provided that upon the occurrence of an Ambac Event of Default listed in clause (ii) of the definition thereof, this Note shall be automatically assigned to the Note Collateral Agent without any further action on the part of any person and the Note Collateral Agent may exercise every right and power under this Note as the Holder hereunder; provided, further, that once assigned to the Note Collateral Agent, this Note shall not be transferable or assignable by such Note Collateral Agent or any other person without the prior written consent of the Ambac Note Issuer; provided, further, that, subject to Section 19, upon the payment in full of all Obligations (other than contingent indemnification obligations) of the Secured Notes, this Note shall be deemed to be fully satisfied, paid, and discharged. Except as provided above, this Note shall not be transferable or assignable by the Holder without the prior written consent of the Ambac Note Issuer (whether or not an Event of Default has occurred and is continuing). The Ambac Note Issuer may not assign or otherwise transfer any of its obligations under this Note without the prior written consent of the Holder. The terms of this Note be binding upon and shall inure to the benefit of the Ambac Note Issuer and the Holder and their respective permitted successors and assigns.

15.
Record of Principal Payments. After any payment of principal on this Note, the Ambac Note Issuer shall, and is hereby authorized by the Holder to, make a record of such payment on Schedule A hereto; provided, that any failure to make such a record shall in no way affect the outstanding principal balance of this Note, which shall in any event be reduced by the amount of such payment.

16.
Control of RMBS Litigation. Notwithstanding anything in this Note to the contrary, at all times, (a) the Ambac Note Issuer and the Segregated Account (if not merged with and into the Ambac Note Issuer) will control the RMBS Litigation in all respects (including, without limitation, all decisions as to strategy, settlement, pursuit and abandonment), and none of (w) the Trustee under the Secured Notes Indenture, (x) any holder of the Secured Notes or of any beneficial interest therein, (y) the Note Collateral Agent under the Secured Notes Indenture, or (z) the Holder shall have at any time any right to join or participate in the RMBS Litigation in any way.

17.
Tax Treatment. For federal, state and local income tax purposes, the Ambac Note Issuer and the Holder each agree to treat the issuances of this Note and the Secured Notes as the issuance by the Ambac Note Issuer of this Note directly to the holders of the Secured Notes, the Secured Notes as evidencing beneficial interests in this Note, and this Note as indebtedness of the Ambac Note Issuer.

18.
Legal Holidays. In any case where any amounts due under this Note is due and payable on any day that is not a Business Day, then (notwithstanding any other provision of this Note) payment of such amount may be made on the next succeeding Business Day with the same force and effect as if made on the date originally due, and no interest shall accrue on such payment for the intervening period.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close or are closed in New York City.

19.
Reinstatement. If any claim is ever made solely in respect of Liens described by clause (e) of the definition of Permitted Liens by holders of such Permitted Liens upon the Holder for repayment or recovery of any amount or amounts received in payment or on account of any of the Obligations under this Note and the Holder repays all or part of said amount by reason of (i) any judgment, order or decree of any court or administrative body having jurisdiction over the Holder or any of its property or (ii) any settlement or compromise of any such claim to which the Ambac Note Issuer agrees that is effected by the Holder with any such claimant (including, without limitation, the Ambac Note Issuer), then and in such event the Ambac Note Issuer agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the Ambac Note Issuer, notwithstanding any revocation hereof or the cancellation of any instrument evidencing any liability of the Ambac Note Issuer, and the Ambac Note Issuer shall be and remain liable to Holder hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by the Holder; provided that, notwithstanding anything to the contrary herein, if any amount is reinstated pursuant to Section 106 of the Secured Notes Indenture, an equivalent amount shall be reinstated hereunder to the extent not already reinstated pursuant to this Section 19 without giving effect to this proviso and the Ambac Note Issuer shall be and remain liable to Holder hereunder for such amount so reinstated to the same extent as if such amount had never originally been received by the Holder.

{Signature Page Follows}

IN WITNESS WHEREOF, the undersigned has duly caused this Note to be executed and delivered as of the date first written above.
AMBAC ASSURANCE CORPORATION

By: /s/ David Trick
Name:    David Trick
Title:    Executive Vice President, Chief
Financial Officer & Treasurer

[Signature Page to the Ambac Note]

Acknowledged and Agreed:

AMBAC LSNI, LLC,
as Holder

By: /s/ David Trick
Name:    David Trick
Title:    Executive Vice President, Chief
Financial Officer and Treasurer

[Signature Page to the Ambac Note]

Schedule A – Record of Principal Payments

Date of Principal Payment	Amount of Principal Payment	Remaining Outstanding Principal Balance of the Note